HECO Exhibit 12

Hawaiian Electric Company, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Years ended December 31	201	1	201	0	200	9	200	8	200	7
(dollars in thousands)

Fixed charges
Total interest charges	$60,031		$61,510		$57,944		$54,757		$53,268
Interest component of rentals	2,152		1,857		2,499		2,211		2,250
Pretax preferred stock dividend requirements of subsidiaries	1,468		1,461		1,452		1,458		1,438

Total fixed charges	$63,651		$64,828		$61,895		$58,426		$56,956

Earnings
Net income attributable to HECO	$101,066		$ 77,669		$ 80,526		$ 93,055		$ 53,236
Fixed charges, as shown	63,651		64,828		61,895		58,426		56,956
Income taxes (see note below)	61,584		46,868		47,776		55,763		30,937
Allowance for borrowed funds used during construction	(2,498)		(2,558)		(5,268)		(3,741)		(2,552)

Earnings available for fixed charges	$223,803		$186,807		$184,929		$203,503		$138,577

Ratio of earnings to fixed charges	3.52		2.88		2.99		3.48		2.43

Note:
Income taxes is comprised of the following:
Income tax expense relating to operating income from regulated activities	$65,988		$48,053		$48,212		$56,307		$34,126
Income tax benefit relating to results from nonregulated activities	(4,404)		(1,185)		(436)		(544)		(3,189)

	$61,584		$46,868		$47,776		$55,763		$30,937